Filed Pursuant to Rule 424(b)(3)
File Number 333-123906

PROSPECTUS SUPPLEMENT NO. 10

Prospectus Supplement No. 10 dated October 6, 2005
to Prospectus declared effective on April 21, 2005,
as supplemented by
Prospectus Supplement No. 1
dated May 11, 2005
Prospectus Supplement No. 2
dated May 12, 2005
Prospectus Supplement No. 3
dated May 17, 2005
Prospectus Supplement No. 4
dated July 19, 2005
Prospectus Supplement No. 5
dated July 28, 2005
Prospectus Supplement No. 6
dated July 28, 2005
Prospectus Supplement No. 7
dated August 25, 2005
Prospectus Supplement No. 8
dated September 12, 2005
Prospectus Supplement No. 9
dated September 20, 2005
(Registration No. 333-123906)

GURUNET CORPORATION

This Prospectus Supplement No. 10 supplements our Prospectus dated April 21, 2005, as supplemented by Prospectus Supplement No. 1 dated May 11, 2005, Prospectus Supplement No. 2 dated May 12, 2005, Prospectus Supplement No. 3 dated May 17, 2005, Prospectus Supplement No. 4 dated July 19, 2005, Prospectus Supplement No. 5 dated July 28, 2005, Prospectus Supplement No. 6 dated July 28, 2005, Prospectus Supplement No. 7 dated August 25, 2005, Prospectus Supplement No. 8 dated September 12, 2005 and Prospectus Supplement No. 9 dated September 20, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants and options referred to in the Prospectus. You should read this Prospectus Supplement No. 10 together with the Prospectus and Prospectus Supplements Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 thereto.

Our common stock is listed on the Nasdaq National Market under the symbol “ANSW.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 10 is October 6, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 6, 2005

GuruNet Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-32255	98-0202855
(Commission File Number)	(IRS Employer Identification No.)

Jerusalem Technology Park
Building 98
Jerusalem, Israel 91481
(Address of Principal Executive Offices)

+972-2-649-5000
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On October 6, 2005, GuruNet Corporation, a Delaware corporation, issued a press release, which is being filed with this Form 8-K as Exhibit 99.1

Exhibit No.	Description

99.1	Press Release dated October 6, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GURUNET CORPORATION

Dated: October 6, 2005	By:	/s/ Steven Steinberg
Steven Steinberg
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated October 6, 2005.

Exhibit 99.1

For immediate release	[Corporate Logo]

GuruNet Estimates Third Quarter 2005 Revenues
Continued Growth in Revenues and Monetization

New York, NY, October 6, 2005 - GuruNet Corporation (NASD:ANSW), creators of Answers.com™, the answer-based search engine, today announced continued growth in its revenues and monetization for the third quarter of 2005. A complete earnings release will be reported early in November. Based upon recent progress, the company ]’also expects to share certain forward guidance at that time.

Revenues for the third quarter of 2005 rose to an estimated $555,000 compared to $425,000 in the second quarter of 2005, or 30% sequential growth. Advertising revenues for the third quarter were estimated at $500,000, compared to $357,000 in the second quarter of 2005, or 40% sequential growth, with over 40% of these advertising revenues generated in September.

“We are very pleased with our advertising revenue growth in the third quarter of 2005, which resulted from a strong upswing in our September traffic and monetization, following the seasonally slow summer months.” said Bob Rosenschein, GuruNet's CEO. “In fact, the last week of September showed new record highs in both traffic and monetization. For the last week of September, Answers.com averaged approximately 2.2 million queries per day (including weekends) with an average RPM exceeding $3.50. We are excited about continuing our growth in Q4.”

According to the research firm Hitwise, a leading competitive intelligence service, Answers.com's website visits rank, for the week ending October 1, has reached 233 among all US websites and stands in the top 5 among US educational reference sites.

About GuruNet
GuruNet Corporation (NASD:ANSW) operates a leading answer-based search engine, www.answers.com. Founded in 1999 by Bob Rosenschein, GuruNet provides patented technology and software tools to access concise information on demand. For additional information, visit www.gurunet.com. ANSWERS.COM and GURUNET are trademarks of GuruNet Corporation. All other marks belong to their respective owners.

Cautionary Statement

Some of the statements included in this press release are forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Important factors may cause our actual results to differ materially, including our inability to increase the number of persons who use our products and the number of partners who will generate increased traffic to our sites, and other risk factors identified from time to time in our SEC reports, including, but not limited to, our registration statement on Form SB-2 filed in April 2005. Any forward-looking statements set forth in this news release speak only as of the date of this news release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.gurunet.com. The information in GuruNet's website is not incorporated by reference into this press release and is included as an inactive textual reference only.

Press Contact:
Jay Bailey, Director of Marketing
j@answers.com 888.248.9613

Investor Contact:
Bruce D Smith, CFA, VP Investor Relations and Strategic Development
bruce@answers.com 646.502.4780